[Letterhead of First Financial Northwest, Inc.]

Via Edgar, Telecopy and Regular Mail

September 28, 2012

Mr. John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         First Financial Northwest, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 9, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 7, 2012
File No. 001-33652

Dear Mr. Nolan:

We have received your letter dated September 14, 2012 and provided below are the responses by First Financial Northwest, Inc., Renton, Washington (“FFNW”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”).  We have included for your reference, the Staff’s comments and FFNW’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, Loans page 94

1.
Please revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

FFNW’s Response:

The following disclosure will be added to the notes to the financial statements in future filings: To determine that payments are reasonably assured in order to return a nonaccrual loan to accrual status, each loan is evaluated on a case-by-case basis. We evaluate the borrower’s financial condition to ensure that future loan payments are reasonably assured. We also take into consideration the borrower’s willingness and ability to make the loan payments and historical repayment performance. We require the borrower to

United States Securities and Exchange Commission
September 28, 2012

make the loan payments consistently for a period of at least six months as agreed to under the terms of the loan agreement before we will consider moving the loan to accrual status.

2.	Please tell us and revise future filings to disclose the following information about your troubled debt restructurings (TDR’s) accounting policies.

a.	Does the accrual status of a loan change after it has been classified as a TDR and if it does please explain how you determined that was appropriate?

FFNW’s Response:

The accrual status of a loan may change after it has been classified as a TDR. Once the loan is restructured, a current, well-documented credit evaluation of the borrower's financial condition and prospects for repayment are performed to assess the likelihood that all principal and interest payments required under the terms of the modified agreement will be collected in full. The following disclosure will be added to the notes to the financial statements in future filings:

Management considers the following in determining the accrual status of restructured loans:

•
If the loan was on accrual status prior to the restructuring, the borrower has demonstrated performance under the previous terms, and our credit evaluation shows the borrower's capacity to continue to perform under the restructured terms (both principal and interest payments), the loan will remain on accrual at the time of the restructuring.

•
If the loan was on nonaccrual status before the restructuring, and our credit evaluation shows the borrower's capacity to meet the restructured terms, the loan would remain as nonaccrual for a minimum of six months until the borrower has demonstrated a reasonable period of sustained repayment performance (thereby providing reasonable assurance as to the ultimate collection of principal and interest in full under the modified terms).

b.	Under what conditions do you remove a loan from TDR status?

FFNW’s Response:

The following disclosure will be added to the notes to the financial statements in future filings: Generally, a loan that is determined to be classified as a TDR is reported as a TDR until the loan is paid in full or otherwise settled, sold, or charged-off.

c.
How you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status? Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

United States Securities and Exchange Commission
September 28, 2012

needs to make a certain number of monthly payments before returning a loan to accrual status.

FFNW’s Response:

See the response to comment 1 above.

Note 7. Fair Value page 118

3.	We note you use appraisals in determining the fair value of collateral dependent loans, please tell us and revise future filings to address the following:

a.	How and when you obtain updated external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs?

FFNW’s Response:

At the beginning of each quarter, the Credit Risk Management Department identifies the impaired loans that require an appraisal. Our policy regarding ordering appraisals to determine the fair value of collateral includes any loans that are in excess of $1.0 million and all loans that are being transferred to Other Real Estate Owned (“OREO”). This Department develops a timeline in order to ensure that all appraisals are received by the 15th day of the third month of the quarter and to ensure that all of the information needed to calculate and record any charge-offs and to calculate our provision for loan losses for the quarter is recorded on a timely basis. In addition, any loans during the quarter that migrate to impaired status are also included in the timeline and tracked accordingly. Appraisals for loans migrating to impaired status would be ordered if they meet the requirements of our appraisal policy, set forth in the next paragraph. During the last half of the third month of the quarter, the loan portfolio is analyzed to ensure that all collateral is properly reported at the fair value, all charge-offs have been recorded and our provision for loan losses has been properly recorded for inclusion in our quarterly and annual financial statements.

The following disclosure will be added to the notes to the financial statements in future filings: We obtain annual updated appraisals for impaired collateral dependent loans that are in excess of $1.0 million and loans transferred to OREO. In addition, we may order appraisals on properties not included within these guidelines when there are extenuating circumstances where we are not otherwise able to determine the fair value of the property.

b.
The typical timing surrounding the recognition of a collateral dependent loan as nonperforming and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off? In this regard, tell us if there have been any significant time lapses during this process?

United States Securities and Exchange Commission
September 28, 2012

FFNW’s Response:

Our loan portfolio is constantly being monitored for delinquent loans and changes in the financial condition of each borrower. When an issue is identified with one of our borrowers and it is determined that the loan needs to be classified as nonperforming and impaired, an evaluation of the collateral is performed prior to the end of the quarter and if necessary an appraisal is ordered. We make every effort to order the appraisal timely and request that it be received prior to the end of the quarter. By closely monitoring the loan portfolio we are usually able to receive the appraisals prior to quarter end. On occasion, when we do not receive the independent appraisal prior to quarter end, we rely on our certified general in-house appraiser to conduct a thorough evaluation of the collateral in order to ensure that the collateral is recorded at its fair value for our financial reporting period. A collateral evaluation generally includes identifying any critical factors related to the collateral, documenting relevant information to support the value, documenting the analysis used in arriving at a value, as well as documenting the value conclusion.

Our certified general appraiser on staff oversees the valuation process for all of the collateral underlying our loans as well as our OREO. On a quarterly basis, each impaired loan and OREO property is internally evaluated using current market data to determine the fair value of the collateral. Generally, site visits are conducted every six months on all properties exceeding $500,000 (excluding raw land) and on a case-by-case basis on properties where significant new information has been received such as the loss of tenants, changes in local market conditions, improvements to the property, deterioration of the property, significant economic changes, etc.

As noted in the response to comment 3 above, at the beginning of each quarter, the Credit Risk Management Department identifies all of the loans that need to have appraisals ordered or need an internal evaluation in order to ensure timely recognition of any provision or charge-off.

For the periods presented in our Form 10-K for the fiscal year ended December 31, 2011, there have been no significant time lapses in the recognition of nonperforming and impaired loans as compared to the time we ordered or received the appraisal. In addition, there have been no significant time lapses in the recognition of any provision or charge-off related to newly identified, nonperforming or impaired loans. The following disclosure will be added to the notes to the financial statements in future filings:

Our loan portfolio is constantly being monitored for delinquent loans and changes in the financial condition of each borrower. When an issue is identified with one of our borrowers and it is determined that the loan needs to be classified as nonperforming and/or impaired, an evaluation of the collateral is performed prior to the end of the financial reporting period and, if necessary, an appraisal is ordered in accordance with our appraisal policy guidelines. Based on this evaluation, any required additional provision for loan loss or charge-offs is recorded prior to the end of the financial reporting period.

c.
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented? If so, please tell us the amount of the difference and corresponding reasons for the difference?

United States Securities and Exchange Commission
September 28, 2012

presented? If so, please tell us the amount of the difference and corresponding reasons for the difference?

FFNW’s Response:

Currently, when an appraisal is ordered to determine the fair value of the collateral for impaired loans, we use the appraised value for the anticipated sales price of the property and deduct 9% for selling costs, when appropriate. If the appraised value less 9% for selling costs is lower than the existing carrying value of the collateral, the difference is charged-off against our allowance for loan losses. The 9% for selling costs represents, on average, the standard rate of 7% for real estate sales commissions in our market area and 2% for expenses related to excise tax, title insurance, escrow fees, recording costs, lien releases, if any, and other general costs paid by the seller. Since these expenses are typically the seller’s responsibility, we include these additional costs in our calculation of the fair value of the collateral.

For 2010, as presented in our Form 10-K for the fiscal year ended December 31, 2011, we deducted an additional 10% from the appraised value, which was charged-off, and deducted 9% for selling costs, which was set aside as a specific reserve, to arrive at the fair value of collateral. During the first quarter of 2011, we reduced the 10% to 7.5%. In the second quarter of 2011, we eliminated the additional market related reduction in the value of collateral but began charging-off the 9% selling costs. The additional 10% and 7.5% reductions were due to the extremely volatile real estate market in our primary market area at that time. We arrived at the 10% and 7.5% reductions by comparing our actual historical sales prices of previously sold collateral to the appraised values. As the local real estate market began to stabilize combined with the added expertise of a certified general appraiser to our staff to oversee the valuation process, we eliminated the additional 10% and 7.5% deducted from the appraised value. We are unable to quantify the aggregate difference resulting from the additional charge-off of 10% and 7.5% without incurring a significant amount of time and expense because this calculation would require a review of over 800 loans for which there was either the 10% or 7.5% deduction. Our charge-offs for years ended December 31, 2011 and 2010 were $11.0 million and $65.5 million, respectively, while our recoveries for these same periods were $350,000 and $1.9 million. In addition, our net gains on the sales of OREO were $1.6 million and $185,000 for these respective periods.

The following disclosure in italics will be added to the next to the last paragraph on page 121 of the notes to the financial statements in future filings to reflect that the appraisal may be discounted:

The fair value of impaired loans is calculated using the collateral value method or on a discounted cash flow basis. Inputs used in the collateral value method include appraised values, estimates of certain completion costs and closing and selling costs. Some of these inputs may not be observable in the marketplace. Appraised values may be discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and/or management’s expertise and knowledge of the borrower.

Form 10-Q for the Quarterly Period Ended June 2012

Selected Notes to Consolidated Financial Statements

United States Securities and Exchange Commission
September 28, 2012

Note 14 – Proxy Contest and Related Litigation

4.
We note your disclosure related to legal proceedings.  Please revise future filings to disclose the amount or range of reasonably possible losses or to indicate that an amount cannot be estimated.  Refer to ASC 450-20-50-4.

FFNW’s Response:

The following disclosure will be added to the notes to the financial statements in future filings: Currently, the amount or range of reasonably possible losses related to the proxy contest and related litigation cannot be estimated.

Additionally, in response to the Staff’s request, FFNW acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings: (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to FFNW’s filings; and (iii) FFNW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

First Financial Northwest, Inc.

/s/Victor Karpiak
Victor Karpiak, President and CEO

/s/Kari Stenslie
Kari Stenslie, VP Chief Financial Officer